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09055602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE

RECD S.E.C.
FEB 25 2009
503

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster (City) New Jersey (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. (908) 234-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039-1711 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EXECUTION COPY

T.R.WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
INCLUDING FACING PAGE

DECEMBER 31, 2008

T. R. WINSTON & COMPANY, LLC

Table of Contents

This report contains (check all applicable boxes):

			Page
		Facing Page	
(x)	(a)	Independent Auditors' Report	1
(x)	(b)	Statement of Financial Condition	2
(x)	(c)	Statement of Operations	3
(x)	(d)	Statement of Changes in Members' Equity	4
(x)	(e)	Statement of Cash Flows	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)	-
(x)		Notes to Financial Statements	6-10
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)	-
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)	-
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not applicable)	-
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable)	-
(x)	(l)	An Oath or Affirmation	12
( )	(m)	A Copy of the SIPC Supplemental Report (Not applicable)	-
(x)	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)	13-14

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jesrey
February 6, 2009

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2008
ASSETS		
Cash and cash equivalents	$	202,799
Securities owned		864,604
Receivable from clearing broker		751,510
Receivable from related party		1,051,667
Fixed assets, net of accumulated depreciation of $13,288		11,559
Other		316,852
Total assets	$	3,198,991
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased	$	9,510
Accounts payable		109,016
Accrued expenses		1,270,477
Total liabilities		1,389,003
COMMITMENTS AND CONTINGENCIES		
Members' equity		1,809,988
Total liabilities and members' equity	$	3,198,991

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

		For the Year Ended December 31, 2008
Revenues:		
Brokerage commissions and fees	$	3,815,786
Principal transactions:		
Trading		(1,102,167)
Investing		(418,668)
Interest and dividends		166,347
Total revenues		2,461,298
Expenses:		
Commissions and related expenses		1,556,718
Employee compensation and benefits		1,317,891
General and administrative		887,069
Clearing fees and charges		289,600
Occupancy		373,219
Interest		2,891
Total expenses		4,427,388
Net loss	$	(1,966,090)

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

		Members' Equity
Balance at December 31, 2007	$	4,276,078
Net loss, year ended December 31, 2008		(1,966,090)
Capital withdrawals		(500,000)
Balance at December 31, 2008	$	1,809,988

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2008
Cash flows from operating activities:		
Net loss	$	(1,966,090)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization		18,669
Change in net receivable from clearing broker		626,615
Change in receivable from related party		800,000
Change in other assets		(206,122)
Change in securities owned		1,293,468
Change in accounts payable and accrued expenses		(2,963,739)
Net cash used for operating activities		(2,397,199)
Cash flows from investing activities:		
Purchase of fixed assets		(11,584)
Cash flows from financing activities:		
Withdrawal of capital		(500,000)
Net decrease in cash and cash equivalents		(2,908,783)
Cash and cash equivalents at beginning of year		3,111,582
Cash and cash equivalents at end of year	$	202,799
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	2,891

See accompanying notes to financial statements.

1. Business

The Company is a licensed securities broker-dealer in all states and the District of Columbia and is a member of the Financial Industry Regulatory Authority ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation. The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Summary of Significant Accounting Policies

The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2008 is accrued in the statement of financial condition.

The Company acts as placement agent for a real estate exchange program. The Company records these placement fees as revenues only after the individual exchange transactions are completed and closed. These revenues are included in brokerage commissions and fees.

The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement of Financial Accounting Standards No. 157 – Fair Value Measurements ("SFAS 157") defined three hierarchical levels that directly relate to the amount of subjectivity associated with the determination of fair value. The Company only uses "Level 1" inputs to value its securities which is the least subjective method and is based on quoted market prices. The Company has always used this method to value its securities; and therefore, the adoption of SFAS 157 during the current fiscal year had no impact on the accompanying financial statements.

The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

The Company records all fixed assets, which consists predominantly of office furniture and equipment, at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 - Accounting for Uncertainty in Income Taxes ("FIN 48") which provided guidance for financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity's financial statements. The Company is not currently required to adopt FIN 48 but it is anticipated that if FIN 48 were to be adopted in its current form it would have no impact on the accompanying financial statements.

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should Pershing, LLC be unable to pay this balance or return the securities owned by the Company and held in custody by Pershing, LLC.

4. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $853,303 which was $748,803 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

5. Commitments and Contingencies

Leases:

The Company leases its main office facilities under a five-year lease agreement with an unrelated party expiring in August 2009. The Company has the option to extend the lease agreement for one three-year term with minimal escalation. The Company leases its Los Angeles office space under an eight-year lease agreement with an unrelated party expiring in August 2014. The Company subleases part of both these premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2008 was approximately $73,000. Aggregate net rent expense for the year ended December 31, 2008 was approximately $260,000. The Company leases additional office space under a two-year lease agreement. Future minimum rental requirements under the terms of all leases are:

Year	
2009	$ 327,000
2010	$ 246,000
2011	$ 220,000
2012	$ 220,000
2013	$ 220,000
2014	$ 147,000

6. Related Party Transactions

The Company acts as placement agent for a real estate exchange program. The controlling member of the Company is also the controlling shareholder of the program's sponsor. As of December 31, 2008 the Company had a receivable from the sponsor of approximately $1,052,000. The Company also recorded revenue from the sponsor of approximately $608,000 for the year ended December 31, 2008.

The Company reimburses Bedminster Management Corp. ("BMC") for the cost of certain group medical insurance and office supplies. BMC is owned one-third by the Company and two-thirds by unrelated entities that sublease office space in the Company's main office. The Company accounts for its investment in BMC using the equity method. BMC was formed by the Company and these unrelated entities to share certain office and other expenses on a pro-rata basis. Such reimbursements were approximately $128,000 for the year ended December 31, 2008.

7. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of the following:

	Owned	Sold Not Yet Purchased
Marketable equity securities	$ 864,604	$ 9,510

Approximately $94,000 of securities owned consisted of companies that have a foreign domicile but are traded on U.S. markets.

8. Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Schedule I

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

Aggregate Indebtedness		
Accounts payable	$	109,016
Accrued expenses		1,270,477
Total aggregate indebtedness	$	1,379,493
Net Capital		
Total members' equity from statement of financial condition	$	1,809,988
Subtract:		
Fixed assets, net		(11,559)
Other assets		(588,124)
Blockage deduction		(246,709)
Tentative net capital		963,596
Haircuts on securities owned		(92,684)
Undue concentration haircut		(17,609)
Net capital		853,303
Minimum net capital required (Pursuant to Rule 15c3-1(a)(4)		104,500
Excess net capital	$	748,803
Excess net capital at 1000%	$	715,353
Ratio of aggregate indebtedness to net capital		1.62

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2008.

****

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC as of December 31, 2008 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr., President

Date: February 24, 2009

Sworn to and subscribed before me

this 24th day of February, 2009

Notary Public

PIPER S. SHELDON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 13, 2011

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of T.R. Winston & Company, LLC (the "Company") for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 6, 2009

END